Mail Stop 4561

October 21, 2008

Yuan Qing Li
President and Chairman
HXT Holdings, Inc.
100 Wall Street, 15th Floor
New York, NY 10005

  Re: HXT Holdings, Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed on October 3, 2008
     File No. 333-146796

Dear Mr. Li:

  We have reviewed the above-captioned filing and have the following comments.

Risk Factors

We Depend on Large Contracts and a Concentration of Customers …, page 5

1. It appears that you are dependant upon a few customers, the loss of any one or more of which would have a material adverse effect on your business. Please amend your registration statement here, and elsewhere where appropriate, to identify these customers and their relationship to you and your subsidiaries. Refer to Item 101(c)(1)(vii). Further, please provide us with an analysis as to how you determined that your "significant contracts" with these customers do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Description of Securities to be Registered, page 13

2. You state that 9,700,000 shares issued and outstanding as of September 30, 2008 will be included in the offering, yet elsewhere in your filing you state that you are registering 9,970,000 shares. Please explain the 270,000 share discrepancy or amend your filing.

Security Ownership of Certain Beneficial Owners and Management, page 42

3. We refer to your response to comment 3 of our prior letter dated December 11, 2007. You state that you have corrected the table to indicate that, among other

things, Warner Technology will receive control securities in the distribution. However, your table makes no reference to Warner Technologies and footnote (4) has no corresponding information in the table. If Warner will be a beneficial owner after the distribution, they should be identified in the table in the "after the distribution" column.

2. Summary of Significant Accounting Policies

Basis of Presentation, page F-4

4.   You state that your consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in your Annual Report on Form 10-KSB. However, you have not filed a Form 10-KSB. Please clarify.

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As appropriate, please amend your registration statement in response to these comments.

Please contact Michael F. Johnson at (202) 551-3477 with any questions. You may also contact me at (202) 551-3397.

Sincerely,

Jay Ingram
Attorney-Advisor

cc: Via facsimile: (212) 688-7273
        Darren Ofsink, Esq.
        Guzov Ofsink, LLC